AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 11, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND
(Name of Subject Company)

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND
(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

24610T108
(CUSIP Number of Class of Securities)

David F. Connor, Esq., Secretary
Delaware Investments National Municipal Income Fund
2005 Market Street
Philadelphia, Pennsylvania  19103
800-523-1918
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION $13,200,997 (a)    AMOUNT OF FILING FEE: $1,532.64 (b)

(a)           Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 994,051 shares of Common Stock of Delaware Investments National Municipal Income Fund by $13.28, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on August 25, 2011.

(b)           Calculated as $116.10 per million of the Transaction Valuation.

 /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,532.64
Form or Registration No.: SC TO-I
Filing Party: Delaware Investments National Municipal Income Fund
Date Filed: September 1, 2011

 / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

2005 Market St.
Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND
ANNOUNCES FINAL RESULTS OF TENDER OFFER

PHILADELPHIA, October 7, 2011 — Delaware Investments National Municipal Income Fund (NYSE Amex: VFL) (the “Fund”), a closed-end management investment company, today announced the final results of its tender offer for up to 994,051 shares of its common stock, representing 18% of its issued and outstanding shares of common stock.  The offer expired at 11:59 p.m., New York City time, on Friday, September 30, 2011.

Based on a count by Mellon Investor Services, LLC, the depositary for the tender offer, approximately 1,699,110 shares of common stock, or approximately 30.767% of the Fund's common stock outstanding, were tendered, and 994,051 shares have been accepted for cash payment at a price equal to $13.32 per share (which is 99% of the Fund's net asset value per share as of the close of regular trading on the New York Stock Exchange on October 3, 2011).  Since the tender offer was oversubscribed, all tenders of shares are subject to proration (at a ratio of approximately .585042310) in accordance with the terms of the tender offer. Following the purchase of the tendered shares, the Fund will have approximately 4,528,443 shares of common stock outstanding.

The Fund is a closed-end fund managed by Delaware Management Company, a series of Delaware Management Business Trust. The investment objective of the Fund is to provide current income exempt from regular federal income tax, consistent with the preservation of capital. The Fund has the ability to utilize leveraging techniques in an attempt to obtain a higher return for the Fund. At present, the Fund does not have any outstanding leverage. There is no assurance that the Fund will achieve its investment objective.

About Delaware Investments
Delaware Investments, a member of Macquarie Group, is a U.S.-based diversified asset management firm with more than $155 billion in assets under management (as of June 30, 2011). Through a team of talented investment professionals, the firm manages assets across all major asset classes for a wide range of institutional and individual investors. Delaware Investments is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services with approximately US $321 billion in assets under management as of March 31, 2011.

Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. Advisory services provided by Delaware Management Business Trust, a registered investment advisor. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information about Delaware Investments, visit www.delawareinvestments.com or call 800 523-1918.

2005 Market St.
Philadelphia, PA 19103-7094

Investments in the Fund are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies (the "Macquarie Group"), and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Fund, the repayment of capital from the Fund, or any particular rate of return.

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Media Contact	Media Contact
Marlene Petter Delaware Investments 215 255-1427	Paula Chirhart Macquarie Group 212 231-1310

© 2011 Delaware Management Holdings, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND

/s/ Patrick P. Coyne
    Patrick P. Coyne
                      Chairman, Trustee, President and Chief Executive Officer

October 11, 2011